UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

SCHEDULE 13D
(Under the Securities Exchange Act of 1934)


Highlands Insurance Group, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01
(Title of Class of Securities)

431032101
(CUSIP Number)

Willis T. King, Jr.
1000 Lenox Drive
Lawrenceville, New Jersey  08648-0426
(609) 896-1921
(Name, address and telephone number of person authorized to receive notices and communications)

May 10, 2000
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

 	Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
Section 240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

________________
1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13D

CUSIP No. 431032101                                         Page 2 of 6
Pages


  1.	NAME OF REPORTING PERSON		Willis T.
King, Jr.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON

  2.	CHECK THE APPROPRIATE BOX IF A
MEMBER OF A GROUP	(a) [    ] (b) [ x ]

  3.	SEC USE ONLY

  4.	SOURCE OF FUNDS		PF

  5.	CHECK BOX IF DISCLOSURE OF LEGAL
PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)				[    ]

  6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	United States

NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH

  7.   	SOLE VOTING POWER			834,546

  8.   	SHARED VOTING POWER			     0

  9.   	SOLE DISPOSITIVE POWER  		584,546

10.   	SHARED DISPOSITIVE POWER		250,000

11.	AGGREGATE AMOUNT BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
			834,546

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN
ROW (11) EXCLUDES CERTAIN SHARES  	[    ]

13.	PERCENT OF CLASS REPRESENTED BY
AMOUNT IN ROW (11)	6.1%

14.	TYPE OF REPORTING PERSON  		IN





SCHEDULE 13D

CUSIP No. 431032101                                         Page 3 of 6
Pages


Item 1.  Security and Issuer.

This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), issued by Highlands Insurance Group, Inc., a Delaware corporation
(the "Company"), whose principal executive offices are at 1000 Lenox Drive, Lawrenceville, New Jersey 08648-0426.

Item 2.  Identity and Background.

(a)	This statement is filed by Willis T. King, Jr., an
individual, with respect to the shares of the Company's common stock owned by him.

(b)	Mr. King's business address is 1000 Lenox Drive,
Lawrenceville, New Jersey 08648-0426.

(c)	Mr. King is the Chairman and Chief Executive
Officer of the Company and its subsidiaries, which are in the property and casualty insurance business.
The address of the Company is 1000 Lenox Drive,
Lawrenceville, New Jersey 08648-0426.

(d)	During the last five years, Mr. King has not been
convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. King has not been a
party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. King is a United States citizen.

Item 3.	 Source and Amount of Funds or Other
Consideration.

The shares beneficially owned by the Reporting Person were acquired as follows: (i) 454,546 shares privately purchased for $5,000,000; (ii) 250,000 shares granted pursuant to the Company's 1997 Restricted Stock Plan (the "Plan"); (iii)
3,500 shares privately purchased for $32,156.25; (iv) 11,500 shares privately purchased for $104,937.50; (v) 5,000 shares privately purchased for $44,687.50; (vi) 50,000 shares privately purchased for $376,750; (vii) 5,000 shares privately purchased for $38,800; (viii) 4,000 shares privately purchased for $29,500; and (ix) 1,000 shares privately purchased for $7,125; and (x) options to purchase 50,000 shares of stock vested on May 10, 2000. Except for the shares in item (ii), which are in an escrow account maintained by the Company and are subject to forfeiture pursuant to the terms of the Plan, the shares in items (i) and
(iii) through (ix), other than the option shares in item (x), are in an account maintained by
SCHEDULE 13D

CUSIP No. 431032101                                         Page 4 of 6
Pages


Lehman Brothers Inc. All funds used for the foregoing purchases were personal funds of Mr. King.

Item 4.  Purpose of Transaction.

          The purpose of the acquisition of the shares of Common Stock by the Reporting Person is for investment.
The Reporting Person may make further purchases of Common Stock from time to time.

Item 5.  Interest in Securities of the Issuer.

(a)	As of the close of business on September 11, 2000,
Mr. King owned beneficially 834,546 shares of Common Stock (including 50,000 shares that Mr.
King has the right to acquire pursuant to stock options), constituting approximately 6.1% of the shares outstanding. The percentage used herein is calculated based upon the 13,663,700 shares of Common Stock shown as issued and outstanding in the Company's Form 10-Q for the quarter ended
June 30, 2000.

(b)	Mr. King has sole voting power for 834,546 shares.
Mr. King has sole dispositive power for 584,546
shares and shared dispositive power for 250,000 shares, the latter of which are restricted shares held in escrow and are subject to forfeiture pursuant to the terms of the Plan.

(c)	The shares beneficially owned by the Reporting
Person were acquired as follows: (i) 454,546 shares privately purchased for $5,000,000 on May 10, 1999;
(ii) 250,000 shares granted pursuant to the Company's 1997 Restricted Stock Plan on May 10,
1999; (iii) 3,500 shares privately purchased for $32,156.25 on August 10, 1999; (iv) 11,500 shares privately purchased for $104,937.50 on August 10, 1999; (v) 5,000 shares privately purchased for $44,687.50 on August 11, 1999; (vi) 50,000 shares privately purchased for $376,750 on December 1, 1999; (vii) 5,000 shares privately purchased for $38,800 on May 15, 2000; (viii) 4,000 shares privately purchased for $29,500 on June 1, 2000; (ix)
1,000 shares privately purchased for $7,125 on June
1, 2000; and (x) options to purchase 50,000 shares of stock vested on May 10, 2000. The shares in item (ii) are in an escrow account maintained by the Company. The shares in items (i) and (iii) through
(ix), other than the option shares in item (x), are in an account maintained by Lehman Brothers Inc.

(d)	No person other than each respective record owner
referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.

 (e)	Not applicable.


SCHEDULE 13D

CUSIP No. 431032101                                         Page 5 of 6
Pages


Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to
              Securities of the Issuer.

        There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

None.


SCHEDULE 13D

CUSIP No. 431032101                                         Page 6 of 6
Pages


SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


SIGNATURE OF REPORTING PERSON
/S/  KING, JR., WILLIS T.
September 12, 2000